Exhibit 18

February 26, 2013

Orient-Express Hotels Ltd.
22 Victoria Street
Hamilton HM12, Bermuda

Dear Sirs/Mesdames:

We have audited the consolidated financial statements of Orient-Express Hotels Ltd. as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in your Annual Report on Form 10-K to the Securities and Exchange Commission and have issued our report thereon dated February 26, 2013, which expresses an unqualified opinion and includes an explanatory paragraph related to the restatement of the accompanying 2011 and 2010 statements of consolidated cash flows. Note 1 to such consolidated financial statements contains a description of your adoption during the year ended December 31, 2012 of the change in date for your annual goodwill impairment test from December 31 to October 1. In our judgment, such change is to an alternative accounting principle that is preferable under the circumstances.

Yours truly,

/s/ Deloitte LLP
London, England